Filed by Regency Centers Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Equity One, Inc.

(Commission File No. 001-13499)

Date: November 15, 2016

The following is a transcript of a conference call and webcast hosted by Regency Centers Corporation and Equity One, Inc. on November 14, 2016.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

C O R P O R A T E  P A R T I C I P A N T S

Michael Mas, Senior Vice President, Capital Markets, Regency Centers Corporation

Hap Stein, Chairman and Chief Executive Officer, Regency Centers Corporation

Lisa Palmer, President and Chief Financial Officer, Regency Centers Corporation

David Lukes, Chief Executive Officer, Equity One, Inc.

Matthew Ostrower, Executive Vice President, Chief Financial Officer and Treasurer, Equity One, Inc.

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Michael Bilerman, Citi

Vincent Chao, Deutsche Bank

Craig Schmitt, Bank of America

R.J. Milligan, Baird

Ki Bin Kim, SunTrust

Chris Lucas, Capital One Securities

George Hoglund, Jefferies

Tayo Okusanya, Jefferies

P R E S E N T A T I O N

Operator:

Good day, and welcome to the Regency and Equity One Merger Conference Call. Today’s call is being recorded. At this time, I would like to turn the conference over to Michael Mas, Senior Vice President of Capital Markets, Regency Centers. Please go ahead.

Michael Mas:

Good evening, and welcome to the joint conference call to discuss the combination of Regency Centers and Equity One, which was announced today. Joining me on the call today are Hap Stein, Regency’s Chairman and CEO, Lisa Palmer, Regency’s President and CFO, David Lukes, Equity One’s CEO, and Matt Ostrower, Equity One’s Executive Vice President and CFO.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

Before we begin, I would like to address forward-looking statements that may be discussed on the call. Forward-looking statements involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements. Please refer to the documents filed by Regency with the SEC, specifically the most recent reports on Forms 10-K and 10-Q which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Further, on today’s call, we may reference certain non-GAAP financial measures. More information regarding these non-GAAP financial measures can be found in the Company’s documents filed with the SEC.

In addition, we have posted an Investor Presentation on both Company websites, regencycenters.com and equityone.com, with further details regarding this transaction. Given that the transaction has just been announced, we may not be able to answer all questions. More information about the transaction will be included in our proxy materials that will be filed with the SEC.

Finally, we request that callers observe a two question limit during the Q&A portion of our call to allow everyone a chance to participate. If you have additional questions, please re-join the queue.

I will now turn the call over to Hap Stein, Chairman and CEO of Regency. Hap?

Hap Stein: Thanks, Mike. Good evening everyone and thanks for joining us today to discuss this very exciting merger between Regency Centers and Equity One. We appreciate everyone’s time this evening as we know it’s getting late on the East Coast. As announced today, the Board of Directors of both companies have unanimously approved this compelling strategic combination. We believe the merger is a unique opportunity that cannot be replicated given that Equity One and Regency are two extremely complementary companies. This absolutely perfect fit creates the preeminent shopping center owner, operator and developer with an exceptional portfolio, enhanced organic growth, a value-add development and redevelopment program, strong balance sheet and best-in-class team that will drive superior returns for all shareholders many years to come.

Let me begin by outlining the compelling strategic rationale for this transaction. The merger between Regency and Equity One will clearly establish our position as the leading national shopping center company, combining two high quality platforms with a focus on grocery anchors. The result is an unparalleled national portfolio of 429 high quality centers, representing more than 57 million square feet and located in affluent and infill trade areas.

As we all know, demographics drive retail sales and in turn attract the leading retailers and restaurants to our centers and drive occupancy and rents that we can charge our tenants. The impressive population density and very high average household incomes surrounding our combined portfolio stand up to those of any other national portfolio, positioning the Company to produce sustainable industry-leading organic growth well into the future.

The breadth of the combined portfolio provides us with powerful economies of scale. The two portfolios, as I’ve indicated, are very complementary, increasing our presence in key areas with substantial purchasing power and supply constraints. On a combined basis, our top five markets are Southern and Northern California, Southeast Florida, New York Metro and the Washington DC/Baltimore Corridor, which together represent roughly 50% of the portfolio, and will continue to stick with our strategy to grow our presence in other attractive target metro areas, including Seattle, Denver, Chicago, Houston, Dallas, Austin, Raleigh and Boston. Seventy nine percent of the portfolio would be anchored by highly productive grocers. The combination provides clear advantages offering a more diversified cash flow stream and meaningful opportunities for better near-term and long-term NOI and earnings growth.

Also, Equity One’s active and potential redevelopment opportunities will augment our robust pipeline of projects. On a combined basis, we’ll have almost $500 million of projects underway in addition to a

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

robust pipeline of future development and redevelopment opportunities. With our extensive development and leasing expertise we can execute on these opportunities to create meaningful value for all shareholders over both the near and the long term while adhering to our prudent and disciplined capital deployment approach. Structured as 100% stock acquisition, this merger preserves our balance sheet strength and flexibility, maintaining our access to multiple sources of capital at the lowest cost.

Finally, this transaction is accretive to core FFO per share on a pro forma basis inclusive of expected annual cost savings of approximately $27 million in after planned dispositions. In addition, the merger is expected to enhance our NOI growth profile to drive sustainable growing NAV per share over time for all shareholders.

Before I turn the call over to David, Equity One’s Chief Executive Officer, I would like to express my overwhelming admiration for the exceptional portfolio, the impressive redevelopment pipeline and the excellent company that he and his team has built. David?

David Lukes:

Thank you, Hap, and thank you everyone for joining our call today. As I’ve said many times before, Equity One has the right assets, the right people and the right strategy to produce meaningful and sustainable growth for shareholders. At this time, we have an opportunity to be part of something truly unique. Without a doubt, I believe this combination between Regency and Equity One is in the best interest of all shareholders, as it combines the two leading shopping center owners, and together, makes us even stronger with meaningful opportunities to enhance long-term value.

Let me provide some thoughts and echo what Hap said. Our portfolios are complementary and almost perfectly aligned to provide greater efficiencies. Geographic and asset overlap, however, are only a starting point. I also believe our organizations are culturally similar and they’re certainly complementary. Like us, Regency focuses on their key relationships across the business, from employees to tenants, local communities, the environment, and of course, investors. A special culture and enduring relationships combined with the right portfolio should ensure strong, sustainable organic growth for a long time to come. I also believe that Regency’s extensive development and asset management track record should help ensure realization of the enormous value embedded in Equity One’s redevelopment pipeline. I believe the combined redevelopment and development pipeline amount to the most compelling and diversified investment opportunity possessed in any shopping center REIT today.

Finally, in a capital intensive business like ours, cost of capital itself is an important driver of returns, and this transaction will undoubtedly help the combined organization remain as competitive as possible in that realm. We both start with very strong balance sheets, but, together, we’ll be measurably stronger.

I’ve known and admired the Regency culture and their commitment to success for many years. Regency’s strong performance is a testament to the expertise and the commitment of its people. I’d like to acknowledge the incredible efforts of the Equity One Team as well. Speaking for all of us, I look forward to working with Hap and his team to achieve a seamless integration and emerge as the premier owner and operator of grocery-anchored shopping centers in the country. I’d like to turn it back to Hap.

Hap Stein:

Thanks so much, David. In closing, our mission at Regency is and always has been quite simple, to be a great shopping center company through exceptional performance of our high quality portfolio with a focus on grocery-anchored centers; astute capital allocation and value creation through disciplined development and redevelopment and intense asset management; a fortress balance sheet to withstand and profit from all seasons; a best-in-class team guided by our special culture and executing on a tried and true plan; and a superior long-term growth in earnings, NAV and shareholder return. The merger announced today aligns perfectly with this mission, which is why we are so, so excited to move forward together. We expect the transaction to close in the first quarter or early in the second quarter of 2017.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

So over the next quarters we will be working diligently with the Equity One Team to complete the merger seamlessly and hit the ground running. We will keep you updated as necessary through filings and various other documents to assist you in reviewing this merger.

That concludes our prepared remarks, and we’ll now open to your questions. Operator?

Operator:

Thank you. Ladies and gentlemen, if you would like to ask a question, please signal by pressing star, one on your telephone keypad. If you are on a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, press star, one to ask a question.

We’ll take our first question. At this time, we will go to Michael Bilerman with Citi.

Michael Bilerman:

Good evening. I was wondering either for David or for Hap, can you just talk through the process that led to this combination, whether there’s a co-shop (phon), what the break fee is just to understand how you got to this point together?

Hap Stein:

Number one, just want to go back over, the transaction is compelling from a strategy standpoint, the economics are very attractive from that standpoint and there’ll be more to come as it relates to the—in the proxy, and we’re not able to comment on that at this point in time. David, is there anything you want to add?

David Lukes:

No.

Michael Bilerman:

So does that mean I get two more questions? Well, let’s go through this thing. Hap, you said the transaction would be accretive to core FFO. I guess wondered if you can walk through that methodology because based on where consensus earnings is for Equity One their implied multiple at the exchange ratio would be in excess of where yours is, and so maybe just walk through both from—I don’t know if you’re talking about it on a mark-to-market basis with a lot of funky accounting or if there’s other things going on—can you walk through the accretion math?

Hap Stein:

Yes, just real simple, it comes from NOI growth, from their portfolio, $27 million of synergies that should be achieved by—that we expect to achieve by 2018. I want to add that we did that based upon a ground-up analysis of what it takes to operate the combined portfolios and that accretion we’re talking about is also after a reasonably robust sales program in line with what we’ve done in the past and it’s before any additional mark-to-market from a rent standpoint. Anything to add on this?

David Lukes:

No, I think you hit it all. I mean the other thing that you’ll see it in the investor deck, we are assuming that we are going to—obviously the Equity One bank debt is not assumable by us and we are going to term some of that out, so we are assuming even higher interest expense than what the merged companies would have had together. So that’s actually dilutive to it and we’re still seeing increasing. So it is coming from the synergies of really the significant economies of scale that we’re going to able to achieve.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

Michael Bilerman:

Okay. What’s the date on the proxy because I think everyone would be curious whether this was a negotiated one-to-one deal or whether there was others involved that have led to it. So at what point will you actually be able to talk about process and (inaudible)? When should we expect this?

Hap Stein:

I’m expecting something probably in the middle of next month.

Michael Bilerman:

Thank you.

Hap Stein:

Thank you, Michael.

Operator:

At this time, we’ll move to Vincent Chao with Deutsche Bank.

Vincent Chao:

Yes. Good afternoon everyone. Just want to stick with the synergy section here. The $27 million that you outlined, just curious, so it sounds like that’s a roll-up of a very bottom-up process so I’m assuming a lot of that is corporate overhead. But can you maybe just talk about how much of that is sort of maybe cost savings on developments because of scale or other scale type of benefits. If you could just maybe break that down a little bit?

Hap Stein:

It primarily comes from corporate overhead synergies there and also from a property management standpoint given the amount of overlap there. Those are the two primary drivers of the cost savings.

Vincent Chao:

As we think about the synergies beyond that you talked about NOI growth and again some scale advantages, how should we be thinking about that? I mean the size of the pipelines I would assume are the same as before just combined, but then you achieved some construction savings and labor savings, maybe, and on the NOI growth profile obviously both companies had very strong profiles already, very high quality portfolios. I’m just curious how the combination with you will really add additional value. Do you think you’ll get greater pricing power as a result of this merger?

Hap Stein:

We’re not dialing any of that into our projections but I think that having a platform of this scale, there should be advantages. Also, we didn’t dial in any future—from a cost of capital standpoint that may be potential. So I think that that could be some gravy that occurs over time and we would expect that. So I think that Equity One has—I mean David and the team have done an exceptional job. They’ve got a great portfolio, there’s a meaningful amount of embedded NOI growth on. Take aside the mark-to-market from a GAAP standpoint, but there’s a meaningful amount of mark-to-market that’s in that portfolio. They’ve put together a very impressive redevelopment pipeline. I think Regency is extremely well positioned to help harvest that, whether that’s through redevelopment, whether that’s through densification or pure intense asset management.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

Vincent Chao:

Okay, thank you.

Hap Stein:

Thank you.

Operator:

At this time, we’ll move to Craig Schmitt with Bank of America.

Craig Schmitt:

Yes. You mentioned a disposition in the merger. Could you elaborate what you’re thinking of disposing of?

Hap Stein:

In the weeks and months ahead we’ll get more specific with that, but I think the key point here is is that Regency has a history of having a reasonably robust disposition program, of selling assets that have lower quality as part of our capital recycling and recycling that into developments with higher returns and/or higher growth acquisitions and we would continue that with a larger portfolio to sell from. But we have assumed in the numbers, as I said, a reasonably robust disposition program that we’ll implement in the years ahead and starting this year but that even after those sales the transaction would be accretive to core FFO and once again before any additional mark-to-market on a GAAP basis there.

Craig Schmitt:

When I think about the annual run rate of Regency’s G&A line, how much of that increase went to the merger (inaudible), roughly?

David Lukes:

Again, I think that we should probably stay away from something that’s not actually in the investor presentation, Craig, but I’d point to the Page 15 in the investor deck where we do identify just the $27 million of annual run rate operational cost saving benefit coming from property level operating cost and corporate overhead. Our plan is, as in past years, we will be coming to the market in January to give guidance on Regency as a standalone Company and then more to come with the merged company after that.

Hap Stein:

I’ll reiterate also that we believe that we can achieve these synergies without compromising the effectiveness of growing NOI, of harvesting the value in the development program and redevelopments and without compromising Regency’s very special culture.

Craig Schmitt:

Thank you.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

Operator:

At this time, we’ll take a question from R.J. Milligan with Baird.

R.J. Milligan:

Hey guys. Thanks for taking my question. Just to follow-up on the planned dispositions, I’m curious if the merger would still be accretive without the disposition, and if it’s fair to get maybe a volume number or expected disposition cap rate sort of work our models as to getting to that accretion.

Hap Stein:

The dispositions—the merger—or let me just say. Whether it be Regency, Equity One or from our perspective, our numbers and our earnings growth would be higher if we didn’t dispose of properties, but we think that it makes—I think it was indicated before and what our track record is and I think it’s also the track record of Equity One it is a very complementary vision, mission and strategy here of selling properties and reinvesting those lower growth properties and to developments and to acquisitions with the higher growth profile and we will continue to do so.

R.J. Milligan:

Okay. My second question is, you’ll have $500 million of redevelopment projects underway, obviously Equity One, a portfolio with bigger redevelopment projects. How do you get comfortable getting back or essentially doubling down on redevelopment as we are later in the cycle?

Hap Stein:

We’re obviously very mindful of where we are in the cycle. We’ve indicated that $500 million are underway and that includes our developments. We’re going to be very disciplined, we recognize where we are, we’re doing these transactions on a—with the right anchor tenant with—in the right locations. I think it’s also if you look at the Equity One slide deck I think it shows this is a multiyear process both from our developments and their redevelopments that’s going to go move through cycles.

David Lukes:

I think it’s important to point out—and again I’m just going to keep referring to the investor deck that we’ve posted on the website. I think it’s got some great information in there—but if you look at Page 11 in that investor deck, the percent basically of the redevelopment pipeline versus peers as a percent of enterprise value, you’ll see that on a merged company basis we’re still only going to be at approximately 3%, which is on the low end of the peer group.

Hap Stein:

That includes developments also.

R.J. Milligan:

That’s helpful. Thanks guys.

Hap Stein:

Thank you.

Operator:

At this time, we’ll move to Ki Bin Kim with SunTrust.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

Ki Bin Kim:

Thanks. So maybe first for David. David, one of the things that—or the main things that I think investors were drawn to on Equity One was that it wasn’t just internal growth profile but the development curve, the company size was actually very meaningful; meaning the earnings per share growth profile for the company I thought would have been better compared to many other REITs out there. So how did you balance doing—pursuing a merger like this where you had this kind of unique high quality company that was potentially able to grow earnings at a rapid pace versus pursuing a merger like this where maybe on a combined basis you’d be—as an investor we lose (phon) some of that? What was kind of the overriding factor that you and the Board were looking at to pursue this merger?

David Lukes:

Sure, I’d be happy to, Ki Bin. The proxy statement’s going to give a lot of the more background as far as the pursuit or the history goes, but if I answer your question as to how we thought about it, the growth that we’ve had over the past few years has been somewhat large and I would say a lot of that is due to operational focus and another component of it was starting off on the redevelopment pipeline and getting some projects into the ground. I think you have to acknowledge that the present value of value creation for those projects is nothing more than deciding execution risk and looking at what the value is today and as we got into looking at Regency and a potential merger I think it became pretty clear to us pretty fast that there are a lot of synergies, not just with respect to G&A but also our cultures, their focus on operations. For as long as I’ve known their Company which is a long time, they have always been top tier in operations, always been. The more time that I spent with their development staff, which is about six to eight times the size of our development staff, they’ve got a bench and they’ve got a bench that is a proven executor of projects, and so I think the comfort level that the execution for our shareholders went down in risk and up in likelihood and so that was an important consideration for us.

Ki Bin Kim:

Okay. Maybe for Hap. The last major kind of M&A deal I can remember with Regency was when you guys pursued Emery (phon), and if I remember correctly the value there was at what’s your balance sheet, what’s your size for the company and their development expertise that you can make, Emery’s project’s much more valuable under Regency’s hands versus Emery’s hands. As I think about this deal, is there some similarities where with the different capabilities from Regency perhaps could we see you guys take more ownership in the development properties or actually just structuring it differently or bigger dollar projects. Is there any major changes that could—that were contemplated as you thought about this merger?

Hap Stein:

I think the opportunities, once again as David indicated and I reiterate, I think the companies are very complementary. I think the development pipeline is very similar. Yes, there are some opportunities that may be mixed use in some urban locations but our primary focus is going to be harvesting the retail value and to the extent that there are other non-retail uses where we think that—we’ll bring in the right expertise to help us harvest that value but our focus will continue to be on shopping centers. Let me say, we’ve started and completed a number of, I guess, these nine figure projects and successfully and feel (inaudible) and feel like we have the capabilities, and I appreciate it’s a highly complimentary comment that David made about that, but I do have a tremendous amount of confidence in our approach and our discipline and in the depth and strength of our development team.

Ki Bin Kim:

Okay. Thank you guys.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

Hap Stein:

Thank you.

Operator:

We will now move to Chris Lucas with Capital One Securities.

Chris Lucas:

Good evening everyone. Just a couple of quick questions. On the accretion timeframe, given some of the caveats that you laid out, Hap, when is the accretion actually likely to sort of be measurable? Is it 2018, 2019? What are you looking at there?

David Lukes:

Hap is pointing to me so I think that means, Chris, that he’d like for me to answer it.

Hap Stein:

Very much so.

David Lukes:

We will have transaction costs and short term kind of transition costs, if you will. Excluding those, and obviously it will depend on when timing is as well but with an expected close of potentially by the end of the first quarter, early second quarter, but excluding those one-time transaction costs and transition costs we would expect it to be accretive immediately.

Chris Lucas:

Okay, so even though the actual cost savings that you’re talking about, I think you described it as being sort of resolved by the end of 2017...

Hap Stein:

That’s because of some of the transition cost.

David Lukes:

Yes, again, that’s because some of the transition costs will happen in 2017 and our current plan is is that we would be excluding those transition costs and transaction costs from core FFO. So for the core basis in 2017, we would expect immediate accretion.

Chris Lucas:

And the asset sales as well?

David Lukes:

Correct.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

Chris Lucas:

Then just as you were thinking about your accretion and just the balance sheet in general, is there an expectation given the size of the Company that a credit upgrade is something that will be achieved or how are you thinking about balance sheet longer term? I know...

Hap Stein:

We’re going to manage the balance sheet as we have in the past from a very conservative basis and the credit upgrade might be an outcome that does occur but that’s not going to be an in and of itself for us. I mean the key thing is is having, as we said before, a strong balance sheet that’s going to withstand the next crisis and also maybe allow us to profit from the next crisis and take advantage cost effectively of opportunities that are out there. I think we’re very, very well positioned to do that and I think the fact that David and Matt and the team at Equity One also have a pristine balance sheet, one of the strongest balance sheets in the sector and have done a great job with that and the fact that it’s an all cash merger, combine us to put us in a great—the combined company in a really, really good position for the future.

Chris Lucas:

Then last question for me. On the asset sales, just some color as it relates to the makeup of that. I’m assuming that it comes from both the Equity One and Regency portfolios. Is that what...

Hap Stein:

Yes.

Chris Lucas:

Okay, great. Thank you. Congratulations.

Hap Stein:

Thank you.

David Lukes:

Thanks, Chris.

Operator:

Again, that was star, one for questions. At this time, we’ll go to a follow-up from Michael Bilerman with Citi.

Michael Bilerman:

Great. Hap, I was wondering if you can sort of talk about how you came to the exchange ratio of 0.45. If you just look at consensus NAVs, your NAV’s about 75, Equity One was about 30, so that would be a 0.4 exchange ratio. So how did you think about effectively putting in a 0.45 and just talk about sort of that negotiation. You had talked about the strength of your balance sheet, how you thought about a potential cash component to the deal and whether that was important to the sellers at all.

Hap Stein:

I’ll let the proxy speak to the process here, but let me just tell you, let me respond how we view the transaction. We view the transaction as there’s a significant amount of embedded growth in the Equity One portfolio. Number one. So we think that it’s going to enhance our NOI growth profile. That’s critical long term for—and it’s very, very consistent with our strategic objectives.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

Number two, they’ve got a number of projects that they’ve put in—they’ve moved forward and put in a great position, some of them which are underway, some of which are in the pipeline stages, but there’s a significant amount of value that we feel that we’re in a position to harvest from—whether, once again, whether it’s redevelopment, whether it’s densification, whether it’s intensification of retail uses, and whether it’s just plain old ordinary asset management. So I think that’s—secondly I think that’s critically important.

Thirdly, the synergies are an important factor in how we looked at the economics. As I’ve said before, these synergies were assembled from a ground-up basis and we think that they’re not going to—they’re going to work—we think we can be extremely effective in executing our plan because we think that’s the key thing, NOI growth, doing the redevelopments.

Fourth is transaction. As I’ve just said, allows us to maintain a conservative balance sheet which we think is critically important in today’s—especially in today’s environment.

David alluded to some other potential synergies. There may be cost of capital advantages that come about from the future. I think there’s going to be some leasing advantages that come from the scale that’s there. I think that we may be able to on a disciplined basis grow our development and redevelopment program in both portfolios as a result of this combination.

Michael Bilerman:

Then can you just talk a little bit about Gazit (inaudible), about 13% of the combined company, it appears from the presentation the high end will be non-exec vice chair but be a part of Regency’s Investment Committee. I guess are those—is that as long as he maintain a certain ownership level or is that evergreen even though if they go down to 1%? So just talk about sort of how that’s done, is there a lockup on those shares for a period of time, and just talk about the potential conflict of interest given Gazit’s other shopping center holdings.

Hap Stein:

There is—there will be a customary standstill that will be place, but once again the specifics of that we’ll leave to the proxy. I will say that we are really looking forward to Chaim joining the Board. He’s an extremely—obviously look at—without taking anything away what David and the team had done, but Chaim is a very astute investor. I think he’s a terrific individual and the more that I’ve met with him through this process the more excited I am about him being a part of Regency and the Regency family. So we’re looking forward to that, and the specifics of the standstill, etc., will be outlined in the proxy.

Michael Bilerman:

In terms of going down a certain level and whether they get the Board seat and maintained (phon) from Investment Committee that will be in there too?

Hap Stein:

The specifics will be in the standstill agreement.

Michael Bilerman:

Okay. Thank you.

Hap Stein:

Thank you, Michael.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

Operator:

We’ll now take al question from George Hoglund with Jefferies.

George Hoglund:

Hi. Will any of the senior management team from Equity One stay at the combined entity? If not, will there be a certain transition period post closing they’ll both stay around for?

Hap Stein:

Right now the Regency Executive Team will be operating the combined company. Obviously, David and the team’s role in this integration and the transition to closing there may be one or two of the Executives that may work with the Company on a transition basis past the closing date. More to come.

George Hoglund:

Okay, thanks.

Hap Stein:

Thank you.

Operator:

At this time, we’ll take a question from Tayo Okusanya with Jefferies. Please go ahead.

Tayo Okusanya:

Yes. Good afternoon everyone. Congrats on the deal. As you think over the next 12 to 18 months, what do you see as the biggest risk or challenges to effectively pulling off the transaction?

Hap Stein:

Yes, I think obviously keeping the teams focused on both sides of the ball, talking about Equity One and Regency, through closing is going to be important. I think integration is going to be important. I think the fact though that you have complementary cultures is going to help with that. But it’s the same. It’s continuing to execute and growing that operating income, it’s continuing to stay focused and moving forward the redevelopment and development projects, finding some new opportunities that still makes sense in today’s world, keeping a strong balance sheet. I mean I think that becomes even more critical. We’re starting to see a little bit more uncertainty in the capital markets. So we’ve got our eyes on all those balls and I think that we’re going to control those things that we can control and do as good a job as we can and work as closely with David and Matt and team during the months ahead and they have been great throughout this whole process to work with and we’re looking forward to working even closer with them to get this expanded Regency off on the right foot.

Operator:

Okay, we have no further questions in the queue at this time. I will turn things back over to Mr. Stein for any additional remarks.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

Hap Stein:

We appreciate your time. We realize it’s late and we got the press release out and as soon as everything was documented and scheduled the call as quickly as we possibly can, but we appreciate your indulgence in taking the time to be on the call. I know that we’ll be talking one way or another with many of you on the call in the days to come and we’re really—I can’t tell you how excited we are to have this fabulous opportunity of the combined company.

David Lukes:

Thank you.

Operator:

Again, that does conclude today’s conference call. Thank you all for your participation.

Cautionary Statement Regarding Forward-Looking Information

The information presented herein may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Regency’s and Equity One’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

In addition to factors previously disclosed in Regency’s and Equity One’s reports filed with the Securities and Exchange Commission and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the occurrence of any event, change or other circumstances that could give rise to right of one or both of the parties to terminate the definitive merger agreement between Regency and Equity One; the outcome of any legal proceedings that may be instituted against Regency or Equity One; the failure to obtain necessary shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of changes in the economy and competitive factors in the areas where Regency and Equity One do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Regency’s ability to complete the acquisition and integration of Equity One successfully or fully realize cost savings and other benefits and other consequences associated with mergers, acquisitions and divestitures; changes in asset quality and credit risk; the potential liability for a failure to meet regulatory requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the geographic concentration of Regency or Equity One; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with tenants, employees, customers and competitors; significant costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; and changes in local, national and international financial market, insurance rates and interest rates. Regency and Equity One do not intend, and undertake no obligation, to update any forward-looking statement.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Regency Centers Corporation – Regency and Equity One Merger Conference Call, November 14, 2016

Important Additional Information

Investors and security holders are urged to carefully review and consider each of Regency’s and Equity One’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Regency with the SEC may be obtained free of charge at Regency’s website at www.regencycenters.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Regency by requesting them in writing to One Independent Drive, Suite 114, Jacksonville, FL 32202, or by telephone at (904) 598-7000.

The documents filed by Equity One with the SEC may be obtained free of charge at Equity One’s website at www.equityone.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Equity One by requesting them in writing to 410 Park Avenue, Suite 1220, New York, NY 10022, or by telephone at (212) 796-1760.

In connection with the proposed transaction, Regency intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Equity One and Regency and a prospectus of Regency, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Equity One and Regency are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Regency or Equity One as described in the paragraphs above.

Participants in the Solicitation

Regency, Equity One, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Regency and Equity One shareholders in connection with the proposed transaction. Information about the directors and executive officers of Regency and their ownership of Regency common stock is set forth in the definitive proxy statement for Regency’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 14, 2016. Information about the directors and executive officers of Equity One and their ownership of Equity One common stock is set forth in the definitive proxy statement for Equity One’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 1, 2016. Regency and Equity One shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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